UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 79419 / November 29, 2016

Admin. Proc. File No. 3-17381

In the Matter of

SAFECODE DRUG TECHNOLOGIES CORP.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Safecode Drug Technologies Corp. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Safecode Drug Technologies Corp.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Safecode Drug Technologies Corp. is revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Safecode Drug Technologies Corp.,* Initial Decision Release No. 1063 (Oct. 7, 2016), 115 SEC Docket 03, 2016 WL 5845761. The Central Index Key number for Safecode Drug Technologies Corp. is 1508470.

INITIAL DECISION RELEASE NO. 1063
ADMINISTRATIVE PROCEEDING
File No. 3-17381

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of SAFECODE DRUG TECHNOLOGIES CORP.	INITIAL DECISION OF DEFAULT October 6, 2016

APPEARANCE: Keith A. O'Donnell and Daniel H. Rubenstein for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Jason S. Patil, Administrative Law Judge

SUMMARY

This initial decision revokes the registration of the registered securities of Respondent Safecode Drug Technologies Corp. due to its failure to timely file required periodic reports with the Securities and Exchange Commission.

INTRODUCTION

On August 12, 2016, the Commission initiated this proceeding with an order instituting proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934. The OIP alleges that Respondent has securities registered with the Commission pursuant to Exchange Act Section 12(g) and is delinquent in its periodic filings. Respondent was served with the OIP by August 17, 2016, and its answer was due by August 30, 2016. *Safecode Drug Techs. Corp.*, Admin. Proc. Rulings Release No. 4125, 2016 SEC LEXIS 3338 (ALJ Sept. 6, 2016). After Respondent failed to file an answer, I ordered Respondent to show cause by September 16, 2016, why the registration of its securities should not be revoked by default due to its failure to file an answer or otherwise defend the proceeding. *Id.* To date, Respondent has not filed an answer, responded to the show cause order, or otherwise defended this proceeding.

FINDINGS OF FACT

Respondent is in default for failing to file an answer or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule of Practice 155(a), 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true.

Safecode Drug Technologies Corp., Central Index Key No. 1508470, is a Delaware corporation with its principal office located in Jerusalem, Israel.[1] It has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the quarter ended June 30, 2013, which it filed on August 13, 2013. As of July 7, 2016, the company's common stock was quoted on OTC Link operated by OTC Markets Group, Inc. (formerly "Pink Sheets"), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

On November 25, 2013, the Commission's Division of Corporation Finance issued a comment letter regarding Safecode's Form 10-K for the fiscal year ended December 31, 2012. The comment letter sought to clarify the disclosure regarding the effectiveness of Safecode's internal controls over financial reporting as of the end of its most recent fiscal year. On January 6, 2014, the Division of Corporation Finance issued a second comment letter noting that its November 25, 2013, letter had not been answered and requesting that Safecode provide a response by January 21, 2014. On January 23, 2014, the Division of Corporation Finance issued a follow-up letter again noting Safecode's failure to respond to the previous comment letters and terminating its review of Safecode's filing.

In addition to its repeated failure to file timely periodic reports, Respondent failed to heed a delinquency letter sent to it by Division of Corporation Finance requesting compliance with its periodic filing obligations. Because Respondent did not maintain a valid address on file with the Commission as required by Commission rules, it did not receive the delinquency letter.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports. Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish

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[1] Respondent's business plan involved an invention it described as a "voice-enabled protector for administering medicine." June 30, 2013, Form 10-Q at 3. Respondent explained that the invention would ensure that a medicine container (such as a pill box) could not be opened unless the correct name of the medication was verbally announced, and that this would minimize the accidental administration of the wrong medication. *Id.* A promotional video describing this concept was posted on YouTube in 2012. https://www.youtube.com/watch?v=PEy9ygT6jaA (last accessed on Sept. 28, 2016). I take official notice of Safecode's June 30, 2013, Form 10-Q (filed Aug. 13, 2013) and the YouTube video. *See* 17 C.F.R. § 201.323; *cf. Leadership Studies, Inc. v. Blanchard Training & Dev., Inc.*, No. 15-cv-1831, 2016 WL 4595950, at *5-6 (S.D. Cal. Mar. 4, 2016) (judicial notice taken of the existence of a YouTube video, but not for the truth of the facts therein).

violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). Respondent failed to file timely periodic reports and as a result violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend the registration for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondent's failure to file required periodic reports is serious because the failure is a violation of a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Gateway Int'l Holdings, Inc.*, 2006 SEC LEXIS 1288, at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondent's violation is also recurrent in that Respondent repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009) (respondent failed to file seven required periodic reports due over a two-year period); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). The fact that Respondent did not receive the delinquency letter sent by the Division of Corporation Finance reminding it of its reporting obligations does not lessen Respondent's culpability. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, Respondent has not answered the OIP, responded to the show cause order, or otherwise participated in the proceeding to address whether it has made any efforts to remedy its past violations. Nor has Respondent made assurances against further violations.

For these reasons, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondent's registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Respondent Safecode Drug Technologies Corp. is REVOKED.

This initial decision shall become effective in accordance with and subject to the provisions of Rule 360, 17 C.F.R. § 201.360. Pursuant to that rule, a party may file a petition for review of this initial decision within twenty-one days after service of the initial decision. A party may also file a motion to correct a manifest error of fact within ten days of the initial decision, pursuant to Rule 111, 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

Also pursuant to Rule 360, this initial decision will not become final until the Commission enters an order of finality. 17 C.F.R. § 201.360(d). The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the initial decision as to a party. *Id.* If any of these events occur, the initial decision shall not become final as to that party. *Id.*

A respondent may move to set aside a default. Rule 155(b) permits the Commission, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

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Jason S. Patil
Administrative Law Judge